AMENDMENT No. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment No.1 ("Amendment") to Investment Sub-Advisory Agreement is entered into as of the 21 of June, 2012 by and between T2 Partners Management LP, a Delaware limited partnership ("Advisor") and Centaur Capital Partners, L.P., a Delaware limiter Partnership ("Sub-Advisor").

WHEREAS, Advisor and Sub-Advisor are parties to that certain Investment Sub-Advisory Agreement, dated December 17, 2004 (the "Agreement"), pursuant to which Advisor retained Sub-Advisor to provide certain investment management services to the Tilson Dividend Fund, a series of the Tilson Investment Trust;

WHEREAS, Advisor and Sub-Advisor desire to amend the Agreement to update and revise the notice provisions contained therein, upon the terms and conditions contained in this Amendment;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1	Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

2	Paragraph 11 of the Agreement is hereby deleted in its entirety and replaced with the following:

Notice.  Notices of any kind to be given to the Advisor hereunder by the Sub-Advisor shall be in writing and shall be duly given if mailed or delivered to T2 Partners Management LP, 767 Fifth Avenue, 18th Floor, New York, New York 10153, Attention: Whitney R. Tilson or to such other address or to such individual as shall be so specified by the Advisor to the Sub-Advisor. Notices of any kind to be given to the Sub-Advisor hereunder by the Advisor shall be in writing and shall be duly given if mailed or delivered to Centaur Capital Partners, L.P., Southlake Town Square, 1460 Main Street, Suite 234, Southlake, Texas 76092, Attention: Zeke Ashton, or at such other address or to such individual as shall be so specified by the Sub-Advisor to the Advisor. Notices of any kind to be given to the Trust hereunder by the Sub-Advisor shall be in writing and shall be duly given if mailed or delivered to the Tilson Investment Trust at 767 Fifth Avenue, 18th Floor, New York, New York 10153, Attention Jack E. Brinson, with a copy to ALPS Fund Services, Inc. at 1290 Broadway, Suite 1100, Denver, Colorado 80203, Attention: General Counselor to such other address or to such individual as shall be so specified by the Trust to the Sub-Advisor. Notices shall be effective upon delivery.

3
Except as amended hereby, the Agreement shall continue in effect in accordance with its terms. This Amendment shall become effective, as of the date first set forth above, upon its execution by an authorized representative of each of the parties.

4
This Amendment may be executed in two or more counterparts, including facsimile counterpart signatures, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have each made and entered into effective as of the date first written above.

T2 PARTNERS MANAGEMENT LP

By:	/s/ Whitney R. Tilson
Whitney R. Tilson
Managing Partner

CENTAUR CAPITAL PARTNERS, L.P.

By:	/s/ Zeke Ashton
Managing Partner